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                                                                      EXHIBIT 21



                         SUBSIDIARIES OF THE REGISTRANT


1. Diodes Taiwan Company, Limited, a corporation organized and existing under the laws of the Republic of China (Taiwan) with principal offices located at 5 Fl., 510-16 Chung-Cheng Road, Hsin-Tien City, Taipei, Taiwan, Republic of China. This subsidiary does business under its own name. This is a wholly-owned subsidiary of Diodes Incorporated.


2. NAE, Inc., a corporation organized and existing the laws of the Commonwealth of Massachusetts, with principal offices located at 3050 E. Hillcrest Drive, Westlake Village, California 91362. Business operations of this subsidiary have been suspended since 1989. This is a wholly-owned subsidiary of Diodes Incorporated.





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